                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             SaVi Media Group, Inc.
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)


                                 (CUSIP NUMBER)

                                   Mark Angelo
                          Cornell Capital Partners, LP
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                                   Mark Angelo
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300

                                  July 17, 2006

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Cornell Capital Partners LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |X|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    30,000,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           30,000,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,000,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Yorkville Advisors, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |X|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    30,000,000 (as General Partner of Cornell Capital Partners,
                    LP)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           30,000,000 (as General Partner of Cornell Capital Partners,
                    LP)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,000,000 (as General Partner of Cornell Capital Partners, LP)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Mark Angelo
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  |X|
     (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    30,000,000 (as Portfolio Manager of Cornell Capital
                    Partners, LP and President of Yorkville Advisors, LLC)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        -0-
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           30,000,000 (as Portfolio Manager of Cornell Capital
                    Partners, LP and President of Yorkville Advisors, LLC)
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,000,000 (as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

      This statement relates to shares of common stock, no par value per share (the "Shares"), of SaVi Media Group, Inc. a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 9852 W. Katella Avenue - #363, Anaheim, CA 92804

ITEM 2. IDENTITY AND BACKGROUND.

      (a)-(c), (f). This statement is being filed by Cornell Capital Partners, LP ("Cornell"), Yorkville Advisors, LLC ("Yorkville") and Mark Angelo ("Angelo") (Cornell, Yorkville and Angelo collectively, the "Reporting Persons").

Cornell, a Delaware limited partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund. Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is the General Partner of Cornell. Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville. Angelo is a citizen of the United States.

      (d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Of the Shares, Thirty Million (30,000,000) were acquired as compensation pursuant to the Convertible Debenture Agreement July 11, 2006 between Cornell and Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

      The Reporting Persons acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) As of July 11, 2006 the Reporting Persons were the record and beneficial owner of 30,000,000 shares of Issuer, representing 5.1% of the issued and outstanding Shares. Yorkville, as the General Partner of Cornell and Angelo as the Portfolio Manager of Cornell and President of Yorkville, may be deemed to have a beneficial ownership in the aforementioned Shares, which may be deemed to have a beneficial ownership in the aforementioned Shares.

      Cornell has the sole power to vote and to dispose of all of its Shares. Yorkville, as the General Partner of Cornell, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell. Angelo, as the Portfolio Manager of Cornell and President of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell.

      (c) Except as follows, none of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares. Not applicable.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Cornell and the Issuer are parties to the following agreements, dated July 11, 2006 relating to the Shares: Convertible Debenture, Securities Purchase Agreement, Investor Registration Rights Agreement, Security Agreement, and Irrevocable Transfer Agent Instructions.

      Except as set forth herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1         Joint Filing Agreement.

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

DATED: July 17, 2006                              REPORTING PERSONS:
                                                  ------------------

                                                  CORNELL CAPITAL PARTNERS, LP

                                                  By:   Yorkville Advisors, LLC
                                                  Its:  General Partner

                                                  By:   /s/ Mark Angelo
                                                        -----------------------
                                                  Name: Mark Angelo
                                                  Its:  Portfolio Manager

                                                  YORKVILLE ADVISORS, LLC

                                                  By: /s/ Mark Angelo
                                                      -------------------------
                                                  Name:   Mark Angelo
                                                  Its:    Portfolio Manager


                                                  /s/ Mark Angelo
                                                  -----------------------------
                                                  MARK ANGELO